Exhibit (k)(3)

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This Amended and Restated Expense Limitation and Reimbursement Agreement (this “Agreement”) is dated as of May 27, 2026, by and between CAIS Sports, Media and Entertainment Fund, a Delaware statutory trust (the “Fund”), and CAIS Advisors LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment advisory agreement, dated as of September 29, 2025, entered into between the Fund and the Adviser (the “Investment Advisory Agreement”);

WHEREAS, the Fund and the Adviser entered into that certain Expense Limitation and Reimbursement Agreement, dated September 29, 2025 (the “Prior Agreement”), pursuant to which the Adviser agreed to limit the expenses of the Fund; and

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund to amend and restate the terms of the Prior Agreement in their entirety as set forth herein.

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limitation on Specified Expenses

The Adviser hereby agrees to waive fees and/or pay or reimburse certain operating and other expenses of the Fund so that the total annual operating expenses of the Fund, excluding Excluded Expenses (as defined in Section 2), in respect of each class of shares of the Fund, do not exceed an amount equal to 0.75% of the average quarterly net assets of the class on an annualized basis (the “Expense Cap”). For the avoidance of doubt, the expenses covered by the foregoing provision include, without limitation, the Fund’s organizational and initial offering costs.

2.	Definitions

For purposes of this Agreement, “Excluded Expenses” includes: (i) the Fund’s proportional share of (a) fees, expenses, allocations, carried interests, etc. of any private investment vehicles and co-investments in portfolio companies in which any Portfolio Fund (as defined below) invests (including all acquired fund fees and expenses); (b) transaction costs, including legal costs and brokerage commissions, of any Portfolio Fund associated with the acquisition and disposition by such Portfolio Fund of primary interests, secondary interests, co-investments, ETF investments and other investments; (c) interest payments incurred by any Portfolio Fund, (d) fees and expenses incurred in connection with any credit facilities obtained by any Portfolio Fund; (e) taxes of any Portfolio Fund; and (f) extraordinary expenses of any Portfolio Fund (as determined in the sole

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discretion of the Adviser), which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses; (ii) the investment management fee payable to the Adviser pursuant to the Investment Advisory Agreement; (iii) interest expense and any other expenses incurred in connection with any borrowings by the Fund (including any credit facility); (iv) distribution and servicing fees payable pursuant to a Distribution and Servicing Plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act in respect of any class of shares of the Fund; (v) acquired fund fees and expenses; (vi) taxes; and (vii) Extraordinary Expenses (as defined below).

“Portfolio Fund” is defined to include private investment vehicles in which the Fund invests.

“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business (as determined in the sole discretion of the Adviser), including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

3.	Reimbursement of Fees and Expenses

To the extent the Adviser waives fees and/or bears expenses of the Fund pursuant to this Agreement, for a period not to exceed three (3) years from the date on which the Adviser waived the fee or reimbursed the expense, the Adviser may recoup such waived fees, reimbursed expenses or directly paid expenses with respect to each applicable class of shares if (i) at the time of repayment, the annual operating expenses of such share class have fallen below the Expense Cap and (ii) the repayment does not cause the annual operating expenses of such share class in the quarter the reimbursement is made (after given effect to such repayment) to rise to a level that exceeds the Expense Cap in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Cap in place at the time the Fund repays the Adviser, whichever is lower.

4.	Term

This Agreement shall remain in effect for an initial term ending on July 31, 2027, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive one year periods by the mutual agreement of the Fund and the Adviser.

5.	Termination

This Agreement may be terminated at any time, and without payment of any penalty, by the Board. This agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.	Assignment

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

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7.	Severability

If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including, but not limited to, the 1940 Act, the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized signatories as of the day and year first written above.

CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

By: /s/ Terrence McCarthy
Name: Terrence McCarthy
Title: Chief Financial Officer

CAIS ADVISORS LLC

By: s/ Michael Richman
Name: Michael Richman
Title: Chief Legal Officer

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